UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for February 2016

Mumbai, March 2, 2016: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for February 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2015	FEB 2016	FEB 2015	FEB 2016	FEB 2015	FEB 2016
Micro	NANO	2078	1594	2000	1414	30	203
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	14235	9865	9588	7870	100	43
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	58	0	49	0	46	58
UV1	SUMO	663	966	634	791	61	80
UV2	SAFARI, SUMO GRANDE, MOVUS	1104	876	668	835	10	13
UV3	ARIA, XENON	68	4	55	0	0	0
V1	VENTURE	27	51	53	52	0	0
V2	ACE MAGIC, MAGIC IRIS	1568	2769	1702	2173	33	37
N1- A1	ACE, ACE EX, ACE Zip	9002	9952	8574	7873	1258	1188
N1- A2	Super ACE, TATA207, XENON, Winger DV	2364	4410	1658	2935	623	1282
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	106	181	66	90	2	3
M2- A2	Winger 14 seats, SFC407, CityRide	182	428	150	194	52	33
N2- A1	SFC407, LPT407	745	982	1226	1374	69	78
N2- A2	SFC709, LPT709	724	1203	249	279	128	132
N2- A3	LPT9109	833	920	329	356	156	112
N2- A4	LPT1109	281	434	987	1016	112	160
M3- A2	LP709, SFC410, LP410	856	1071	676	780	126	189
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	829	772	511	508	102	185
M3- C2	LPO1512, LPO1612, Starbus, Divo	1100	633	873	700	307	235
N3- A1	LPT1613, LPK1616, SK1613	3151	3718	1647	2259	494	490
N3- B1(a)	LPT2518, LPK2518	2931	3159	2762	3549	181	120
N3- B1(b)	LPT3118	2544	4247	2534	3699	0	374
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	352	227	415	1	0
N3-B2(d)	LPS4018, LPS4023	1371	2154	1365	2276	64	124
N3- B2(e)	LPS4928	17	354	38	94	6	2

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	226	301	179	277	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.